INVEST IN **DROPKEY, INC.**

World's #1 Best-Selling Hollywood Pop-up Studio w/DropKey--the Be Anywhere App!


dropkey


dropkey

Highlights

1. Successful Kickstarter with 800+ orders, SaaS software company with 20+ vertical market segments

2. DropKey is HD "location shooting" at home-the future of television made on smart devices using cloud

3. From just $599 DropKey enables creators with no production exp. enter pro market & generate income

4. U.S. Utility Patent granted, filed overseas with huge TAM, low CAC pioneered by Oscar/Emmy
income

4. U.S. Utility Patent granted, filed overseas with huge TAM, low CAC pioneered by Oscar/Emmy winners

5. YouTubers & influencers can earn money w/interactive CGI characters & editable scripts/teleprompter

6. Founder is former Disney, NBC, Viacom Exec and Edison Award winner--Best Digital Product Innovation

7. Partnered w/Studionow.com, adding 12k more production companies to DropKey Creator Network at 17k

8. DropKey is Pro-Diversity and offers freedom to all to create professional green-screen videos

Our Team

Rockwell Scharer

Founder and CEO, DropKey, inc. *Thomas A. Edison Award Recipient* for Best Digital Product



Founder and CEO, DropKey, Inc. - Thomas A. Edison Award Recipient for Best Digital Product Innovation in Digital Media, former Disney, NBC, Viacom, Live Nation, Paramount Executive, top 40 recording artist, helped build the Space Shuttle

> As a recording artist I knew that smart devices were going to be powerful supercomputing television cameras. This inspired me to think about fellow content creators who were going to need tools to collaborate--I wanted to remove tedious tasks like lighting and post-production Chroma key--so amateurs can enter the professional market unhindered.



Richard Mall

Academy Award-winner and Key Grip for James Cameron with 30 years experience in film and product design, his products are used daily in the film industry. His films include Avatar, Iron Man II, III.



Jennifer Stowell

Best-selling author and sales expert with extensive experience in online eCommerce marketing on social media, affiliate marketing and trend analysis, MPA



David Mason

Founder and CEO of Studionow, David is a successful three-time entrepreneur (Buy.com, Studionow, Octerra) and Board Member of DropKey.



Dr. Steven Colby

Chief Patent Attorney for DropKey, Dr. Colby has been granted 40+ patents, published numerous white papers and responsible for DropKey Utility Patent strategy.

Introducing DropKey®, a SaaS Company, the World's #1 Best-Selling Portable Content Creation Ecosystem with MediaBook®


dropkey®
Utility Patent granted U.S./Overseas
* Thomas A. Edison Award-Winner
PROJECT WE LOVE KICKSTARTER
The World's Best-Selling Inflatable Pop-up Studio:
DropKey® Pop-up Studio in a Bag®
Successfully funded on Kickstarter with 800+ orders-"Project We Love" Staff Pick – obtaining sales with no ad spend, low CAC
Due to the pandemic demand for high-quality well-lit self-presentation has skyrocketed
The Edison Award-winning DropKey camera app uses AI/SaaS to make pro-quality videos
Hundreds of millions of TikTok and Snapchat users want to "Level Up" for $599

DROPKEY® IN THE PRESS

The Dead Pixels Society
ProductionHUB
tvtech
TRENDHUNTER™
MENS GEAR
Dude!!! I WANT THAT.com A GEEK'S GIFT GUIDE of GADGETS, GEAR and NOVELTIES
LinkedIn
MediaPost


dropkey®
The Problem/Opportunity
Demand for tools to "Level Up" has skyrocketed
Due to the pandemic great lighting and professional-quality background replacement is now required by the new Creator Economy
Blows up in a minute, you're shooting in ten
Be anywhere, from anywhere!

DropKey® is a SaaS company monetizing the Edison Award-winning DropKey Pop-up Studio™ in a Bag®. We will market the technology ecosystem as DropKey, the Be Anywhere® app, and enable amateurs to create professional background replacement at home or at the office, and promote their businesses for a fraction of the cost of hiring a crew.


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dropkey
©2021 dropkey.com

The DropKey Pop-up Studio is just a start. Some of our most exciting innovations are not visible, like our embedded SaaS AI software


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The DropKey SaaS Value


Proposition
We discovered a huge new global market for digital video clips used as green-screen backgrounds so we built MediaBook.tv, the place to go for millions of video assets
The world is moving to a more advanced video generation, TikTok vloggers need professional tools to "level up" & obtain followers to generate income
The ability to manipulate foregrounds and backgrounds like the pros do is the very next step in amateur video
DropKey is focused on the development and distribution of these video assets (foregrounds and backgrounds)

DropKey technology enables anyone to shoot interviews where people in different cities appear to be in the same room. President Obama and Oprah Winfrey shows how it's done!


Oprah Interviews President Obama (An Example of what DropKey Can...
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dropkey
Current Investors/Backers
$450,000
$200k Founder
$250k Friends and Family

The DropKey® Pop-up Studio™ in a Bag® is so easy to use, it blows up in one minute and you're shooting in ten!


DropKey® - the Be Anywhere® App! (with subtitles)
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Now I'm in Hollywood!
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dropkey


dropkey®
WORLD'S #1 BEST-SELLING
100% PORTABLE
CONTENT CREATION ECOSYSTEM
with MediaBook®
SUCCESSFULLY FUNDED BY
KICKSTARTER
PROJECT WE LOVE
KICKSTARTER

Introducing MediaBook® -- we discovered a brand new game-changing market for foreground and background video clips called "digital video assets", or green-screen backgrounds. The total addressable market was so huge we built a global network of libraries on MediaBook.tv, our aggregated video clip store for all your digital video asset needs.


The DropKey® Pop-up Studio in a Bag® and Mediabook® E...
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The Dropkey® and MediaBook® Ecosystem
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The DropKey® Pop-up™ Studio in a Bag® is so easy to use, it blows up in one minute and you're shooting in ten!


The DropKey® Studio in a Bag® Sets Up in 60 Seconds!
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28
DropKey® Studio in a Bag®
Sets up and breaks down in 60 seconds
dropkey
Watch on YouTube

With a successful Kickstarter and extremely low Customer Acquisition Cost (CAC) we are prepped for a global launch with an Academy, Emmy and Edison

Award-winning team of experts.


WORLD'S FIRST
INFLATABLE
GREEN SCREEN
STUDIO
SUCCESSFULLY
FUNDED
PROJECT WE LOVE
KICKSTARTER
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DropKey was named Best SAAS Startup in Hollywood and featured in "This Week In Consumer Electronics". We believe we effectively Consumerized Chroma key background replacement on smart devices so amateurs can enter the content creation marketplace with zero production experience!


DropKey Go-To-Market Plan
$1m
Wefunder
Q4-2021
Prep for Mass Production
Make units to fill orders & give units to big influencers
Software development - 4 major projects to build
Execute API partnerships with TikTok/Getty Images
Complete Prototype DeskBot, DeskTop and Cambot
Aggregate Stock Photo Companies w API's (Getty, etc)
Launch DropKey Hardware Product Line
Produce enough inflatables to fill huge demand including single-user robotic DropKey DeskBot/CamBot Bundle
Prep launch for hyper-growth-full stack scaleability
Aggregate Stock Photo Companies w API's (Getty, etc)
Complete new 'DropKey Ads Creator" subscription workflow
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No more messy wires or complicated lighting decisions to make!


$3,000+

What is the big problem we're solving?

When it comes to shooting professional video with great lighting and crisp green-screen background replacement, only the professionals with big budgets do it well. Post-Production can be extremely expensive, time-consuming and

messy. DropKey Pop-up Studios are safe for the whole family--no more tripping over wires or setting up breakable glass lights the dog can knock over.


dropkey®
© 2021 dropkey.com

DropKey® Pop-up Studios automatically pair with the DropKey app to give you your own Hollywood Movie Studio, anywhere, anytime.


Use of Funds: $1m
$75k
DeskBot
$75k Legal al/Patent foreign filing fees
$200k Marketing
$150k Morpho MFG Manufacturing China Inventory/Logistics/Tariffs
$150k Mobile Software Development
$75k Complete Prototypes Single-user products (non-inflatable) DeskBot / DeskTop / Cambot
$200k Hire Team - Complete Go-To Market eCommerce platform DropKey Ads Creator templates and eCommerce
$75k Complete Development DropKey Ads Creator Subscription SAAS
dropkey®

The SaaS DropKey Ads Creator (A Game-Changer in the Ad Production Business)

No experience necessary!

We plan to launch our Software-as-a-Service subscription model to create professional ads for a fraction of the cost of hiring a production team. Our production workflow and virtual assistant software helps you shoot professional ads in five easy steps, helping you shoot professional commercials to promote your brand, products or business, without hiring an ad agency for tens of thousands of dollars.


dropkey®
Use of Funds $1m
Priority Map
First $500k
Second $250k
Third $250k


$100k - Marketing
$100k - S/W Dev
$100k - Hire Talent
$50k/Admin
$150k - Inventory
$50k - S/W Dev
$50k - Hire Talent
$50k - Marketing
$100k - Inventory
$50k - S/W Dev
$50k - Marketing
$50k - Office/Admin
$100k – Inventory

The DropKey Tutorial shows how easy it is to setup and use DropKey Technology.


DropKey® Pop-up Studio Setup Tutorial
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dropkey studio in a bag
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dropkey
Competitive Analysis
There are no turnkey solutions like DropKey and MediaBook
DropKey is safe for children, energy efficient and promotes diversity
There are several Chroma key apps and cheap screens on the market (Elgado, Veescope, Liv) but they don't have three-dimensional lighting structures, no access to millions of assets as backgrounds, not broadcast-quality
MediaBook.tv is our eCommerce store for aggregated video clips: Compare with Getty Images ($800M Annual Sales) and Shutterstock ($633M Annual Sales)
Most stock footage companies have agreed to include their libraries into our aggregated MediaBook library as a one-off subscription model they don't currently have (70/30 rev-share)

Introducing the new portable and compact DropKey Pop-up DeskBot and CamBot bundle, the first elegant green-screen personal studio solution.


Introducing the DropKey® DeskBot™ and CamBot™ Bundl...
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The DropKey Team!


© 2015 dropkey.com


dropkey
Current Status
The DropKey Creator Network is 16,800 strong and growing
Dropkey received Platinum Edison Award for Best Digital Innovation
Academy, Emmy and Edison Award-winning team primed to launch 5 consumer products
Partnered with Studionow.com with 12,000 production companies in 60 countries


dropkey
Management Team
Rockwell Scharer III, Founder & CEO
20 years in tech – 3-time Entrepreneur, Founder, Software Engineer, helped build the Space Shuttle, Media Producer, Top 40 recording artist, Inventor, recipient of the Platinum Edison Award for Best Digital Product Innovation in Media (2019)
Richard Mall, Chief Engineer - Oscar-winning key grip and inventor with several products on the market, expert in Chroma key background replacement (Avatar, Iron Man, etc.)
Jennifer Stowell, Chief Operating Officer - Best-selling author and sales expert with extensive experience in online eCommerce marketing on social media, affiliate marketing and trend analysis, MPA
Steven Colby, Chief Patent/Intellectual Property - As Chief Patent Strategist at Rimon Law in Menlo Park, Steven is an accomplished patent strategist and business owner with over 40 published papers and 40+ patents


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Reasons To Invest
We believe DropKey with MediaBook is the only turnkey solution with a foothold in the new Creator Economy, years ahead of any competition


Amateurs can now enter a huge global professional marketplace for the first time (TikTok Vloggers)
DropKey promotes diversity so everyone can make great content – a true job creator


CHROMAKEY FOR THE MASSES
dropkey®
dropkey. the revolution begins.
New product in development:
DeskBot/CamBot Bundle
Investor Relations:
investor@dropkey.com
Rockwell Scharer III
Founder, CEO, MediaBook, DropKey

The DropKey YouTube Channel shows a ton of content made with DropKey, the be anywhere® app! **https://www.youtube.com/c/DropKey-StudioinaBag**


dropkey®
DropKey Pop-up Studio in a Bag
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The Dropkey® and MediaBook® Ecosystem
The DropKey® Pop-up Studio in a Bag® and Mediabook® E...
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The DropKey® and Mediabook® Ecosystem will thrill you! DropKey technology is the next generation of creator tools for the new "creator economy", revolutionizing content creation for both amateurs and professionals.
The DropKey® Pop-up Studio in a Bag® Classic version is a three-dimensional portable lighting structure, an inflatable
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Downloads

DropKey Vertical Market Segments-Bullets.pdf

DropKey Pop-up Studio with Heavy Duty Travel Bag.jpg